




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

No Act
PE 12/21/12

DIVISION OF
CORPORATION FINANCE

February 7, 2013

Beverly L. O'Toole
The Goldman Sachs Group, Inc.
beverly.otoole@gs.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/7/13

Re: The Goldman Sachs Group, Inc.
Incoming letter dated December 21, 2012

Dear Ms. O'Toole:

This is in response to your December 21, 2012 concerning the shareholder proposal submitted to Goldman Sachs by Jing Zhao. We also have received a letter from the proponent dated December 28, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Jing Zhao
*** FISMA & OMB Memorandum M-07-16 ***

February 7, 2013

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: The Goldman Sachs Group, Inc.
Incoming letter dated December 21, 2012

The proposal would establish a human rights committee to review, assess, disclose, and make recommendations to enhance the company's corporate policy and practice on human rights.

There appears to be some basis for your view that Goldman Sachs may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request to the board of directors. Accordingly, unless the proponent provides Goldman Sachs with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Goldman Sachs omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Goldman Sachs may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal is materially false or misleading. In addition, we are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Goldman Sachs may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Goldman Sachs may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Goldman Sachs' policies, practices and procedures do not compare favorably with the guidelines of the proposal and that Goldman Sachs has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that Goldman Sachs may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Kate Beukenkamp
Attorney-Adviser

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

| | |
|---|---|
| **From:** | Jing Zhao *** FISMA & OMB Memorandum M-07-16 *** |
| **Sent:** | Friday, December 28, 2012 7:50 PM |
| **To:** | shareholderproposals |
| **Cc:** | Greenberg, Jamie; O'Toole, Beverly L; barbara.bilello@gs.com; Bess.Joffe@gs.com |
| **Subject:** | Re: Shareholder Proposal of Jing Zhao for Inclusion in Goldman Sachs Group 2013 Proxy Statement |
| **Attachments:** | Jing Zhao to SEC re Goldman Sachs Shareholder Proposal.pdf |

*** FISMA & OMB Memorandum M-07-16 ***

December 28, 2012

Via email to: shareholderproposals@sec.gov U.S. Securities and Exchange Commission Division of Corporation Finance Office of Chief Counsel
100 F Street, NE
Washington, DC 20549-2736

Re: Shareholder Proposal of Jing Zhao
for Inclusion in Goldman Sachs Group 2013 Proxy Statement
(attachment)

--
Jing Zhao

December 28, 2012

Via email to: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Chief Counsel

100 F Street, NE
Washington, DC 20549-2736

**Re: Shareholder Proposal of Jing Zhao**

**for Inclusion in Goldman Sachs Group 2013 Proxy Statement**

Dear Sir or Madam:

It is surprise to read Goldman Sachs Group's letter dated on December 21, 2012 to the SEC to request to omit my proposal to the 2013 shareholders meeting. While there is no need to rebut the baseless "bases" in the letter, I do want to express my grave concerns of Goldman Sachs' human rights policy, especially in China and other repressive countries.

Except perhaps the United States Government, no other international organization has been deeply involved into China's recent economical, social and political process and transaction than Goldman Sachs Group. It is not any exaggeration to say that without Goldman Sachs the Chinese ruling class could not so easily "transfer" (loot) Chinese people's national wealth into private properties controlled by the one-party dictatorship. In Goldman Sachs' every deal in China, such as China Mobile's IPO (which is directly controlled by the Communist Party's Propaganda Department in policy and Organization Department in human resource), PingAn Life Insurance's IPO (in which Premier Wen Jiabao's son got lion's share with 0 investment), there is an unethical and potentially unlawful story behind it. As a shareholder and a political refugee from China and Japan, I am deeply concerned of Goldman Sachs' business, and we have the right to ask the board to establish a human rights committee to respond to such concerns. Otherwise, what is the legitimacy for Goldman Sachs doing business in China, where ordinary people, like me, have no basic human rights?

I cannot understand why the letter's author said "the alleged deprivation of the Proponent's Chinese citizenship" (page 9) without checking with Ms. Barbara C. Bilello,

Ms. Bess Joffe and two other Goldman Sachs lawyers, who conducted several conversations with me. I answered their all questions regarding my political refugee life, and I am always open to provide any documents if Goldman Sachs can conduct due diligence about my statement before submitting official document to the SEC.

I really do not want to point out how miserable the "Goldman Sachs Statement on Human Rights" is. Comparing its PR advertisement and propaganda contents with Intel Human Rights Principles (https://www-ssl.intel.com/content/www/us/en/policy/policy-human-rights.html) which I helped to formulate, or with Google board's positive response and actions to my 2010 human rights proposal (http://investor.google.com/documents/2010_google_proxy_statement.html ), it is too obvious that Goldman Sachs has no human rights policy nor expert at all. The very fact of Goldman Sachs' decision and baseless "bases" to exclude my human rights proposal demonstrates that Goldman Sachs indeed needs a human rights committee. At least, shareholders' right to vote on this very important issue should not be deprived from the proxy statement.

Should you have any questions, please contact me at *** FISMA & OMB Memorandum M-07-16 *** (phone/fax) or *** FISMA & OMB Memorandum M-07-16 ***

Yours truly,



Jing Zhao

cc: Barbara Bilello, Bess Joffe, Beverly O'Toole, Jamie Greenberg (via email)

**From:** Greenberg, Jamie <Jamie.Greenberg@gs.com>
**Sent:** Friday, December 21, 2012 12:13 PM
**To:** 'shareholderproposals@sec.gov'
**Cc:** O'Toole, Beverly L
**Subject:** The Goldman Sachs Group, Inc. - No-Action Request Filing
**Attachments:** HRC No-Action Request (Fully Executed).PDF

**Importance:** High

Pursuant to Rule 14a-8 under the Securities and Exchange Act of 1934, as amended, The Goldman Sachs Group, Inc. hereby submits the attached No-Action Request to the Staff of the Division of Corporation Finance.

Best regards,
Jamie Greenberg

**Jamie Greenberg**
Vice President and Assistant General Counsel | Goldman, Sachs & Co.
200 West Street | 15th Floor | New York, NY 10282
Telephone: 212-902-0254 | Fax: 212-291-5816
Email: jamie.greenberg@gs.com

200 West Street | New York, New York 10282
Tel: 212-357-1584 | Fax: 212-428-9103 | e-mail: beverly.otoole@gs.com

Beverly L. O'Toole
Managing Director
Associate General Counsel

Goldman Sachs

December 21, 2012

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc.
Request to Omit Shareholder Proposal of Jing Zhao

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Goldman Sachs Group, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2013 Annual Meeting of Shareholders (together, the "2013 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from Jing Zhao (the "Proponent"). The full text of the Proposal and all other relevant correspondence with the Proponent are attached as Exhibit A.

The Company believes it may properly omit the Proposal from the 2013 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2013 Proxy Materials.

This letter, including the exhibits hereto, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the

Proponent as notification of the Company's intention to omit the Proposal from the 2013 Proxy Materials.

## I. The Proposal

The resolution included in the Proposal reads as follows:

*"Be it resolved, that the following proposal be adopted by Goldman Sachs Group shareholders: Goldman Sachs Group will establish a Human Rights Committee to review, assess, disclose, and make recommendations to enhance the company's corporate policy and practice on human rights. The board of directors is authorized to: (1) adopt Goldman Sachs Human Rights Principles, (2) designate the members of the committee, including outside relevant human rights experts, (3) provide the committee with sufficient funds for operating expenses, (4) adopt a charter to specify the powers of the committee, (5) empower the committee to solicit public input and to issue periodic reports to shareholders and the public, on the committee's activities, findings and recommendations, and (6) adopt any other measures consistent with applicable principles and laws."*

The supporting statement included in the Proposal is set forth in Exhibit A.

## II. Reasons for Omission

The Company believes that the Proposal properly may be excluded from the 2013 Proxy Materials pursuant to:

- Rule 14a-8(i)(1), because the Proposal's mandatory terms are an improper subject for shareholder action under Delaware law;

- Rule 14a-8(i)(10), because the Proposal already has been substantially implemented through the Company's publicly available Statement on Human Rights, which, among other things, has a broad, worldwide scope and requires a continuing commitment and ongoing engagement regarding its policies and practices relating to human rights; and

- Rule 14a-8(i)(3), because the Proposal both contains materially false statements about the scope of the Company's existing Statement on Human Rights and is inherently vague and indefinite as to several key terms, in each case contrary to Rule 14a-9.

### A. The Proposal may be excluded pursuant to Rule 14a-8(i)(1) because the Proposal's mandatory terms would interfere with the exercise of independent business judgment by the Company's directors under Delaware law.

Rule 14a-8(i)(1) permits a company to exclude a shareholder proposal "[i]f the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The note to Rule 14a-8(i)(1) further provides that "some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law." Section 141(a) of the Delaware General Corporation Law (the "DGCL") provides that the "business and affairs of every corporation . . . *shall* be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation" (emphasis added). Accordingly, the Staff consistently has concurred that mandatory shareholder proposals may be excluded from the proxy statements of Delaware corporations. *See, e.g., IEC Electronics Corp.* (Oct. 31, 2012); *Bank of America Corp.* (Feb. 16, 2011).

The Proposal is not drafted as a recommendation or suggestion. Rather, it would *require* the Company's board of directors (the "Board") to establish a committee "to review, assess, disclose, and make recommendations to enhance" the Company's existing policies and practices relating to human rights. The Company's shareholders are not authorized to establish committees or require reports by the DGCL or the Company's Restated Certificate of Incorporation. Thus, this mandatory Proposal infringes on the powers expressly reserved to the Board under the DGCL. By purporting to require Board action, the Proposal is an improper subject for action by shareholders under Delaware law. As such, the Company requests that the Staff concur in its view that the Proposal may be excluded from the 2013 Proxy Materials as an improper matter for shareholder action under the DGCL pursuant to Rule 14a-8(i)(1).

**B. The Proposal may be excluded pursuant to Rule 14a-8(i)(10) because it already has been substantially implemented through the development and publication of the Company's Statement on Human Rights, which has a broad, worldwide scope and requires a continuing commitment and ongoing engagement regarding its policies and practices relating to human rights.**

Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal "[i]f the company has already substantially implemented the proposal." This exclusion is "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management." *Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Rel. No. 34-12598, [1976-77 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 80,634, at 86,600 (Jul. 7, 1976) (regarding predecessor to Rule 14a-8(i)(10)). Although the predecessor to the current rule required that a proposal be "fully effected" by the company in order to be excludable, the Commission has since made clear that substantial implementation requires less than this. *Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Rel. No. 34-20091, [1983-84 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 83,417, at 86,205 (Aug. 16, 1983). Instead, the Staff has stated that a proposal is considered substantially implemented if the company's "policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). The Staff has consistently interpreted this to mean that a company has substantially implemented a proposal when it has put in place policies and procedures addressing the proposal's underlying concern or implementing its essential objective. *See, e.g., Exelon Corp.* (Feb. 26, 2010); *Anheuser-Busch Cos., Inc.* (Jan. 17, 2007). Furthermore, the company need not take the exact action requested and the company may exercise discretion in implementation without losing the right to exclude the proposal. *McKesson Corp.* (Apr. 8, 2011). Accordingly, even if a company has not implemented every detail of a proposal, the proposal still may be excluded provided that the company has *substantially* implemented it.

The Staff regularly has concurred that a shareholder proposal to review company polices, or to issue a report, regarding human rights issues may be excluded when comparable information already was available on the company's public website.[1] *See, e.g., Deere & Co.* (Nov. 13, 2012) (permitting exclusion of proposal "to review and amend, where applicable, [the company's] Code of Business Conduct to include human rights as a guide for its international and U.S. operations" where that publicly available Code already articulated the company's commitment to human rights because "Deere's public disclosures compare favorably with the guidelines of the proposal"); *Boeing Co.* (Feb. 17, 2011) (permitting exclusion of proposal "to review policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings" where the company's existing and publicly available human rights policies required the company to review and assess its human rights policies on an ongoing basis); *Freeport-McMoRan Copper & Gold Inc.* (Mar. 5, 2003) (permitting exclusion of shareholder proposal requesting amendment to the company's social and human rights policy where the policy already addressed the subject matter of each requested change). *See also, e.g., Aetna Inc.* (Mar. 27, 2009) (permitting exclusion of a proposal requesting a report describing the company's policy responses to concerns about gender and insurance when the company had published a paper addressing such issues); *Alcoa Inc.* (Feb. 3, 2009) (permitting exclusion of a proposal requesting global warming report when the company already generally and publicly addressed the issue).

The Proposal calls for the formation of a committee "to review, assess, disclose, and make recommendations to enhance the company's corporate policy and practice on human rights." This essential objective, however, already has been implemented by the Company. As disclosed in the Company's Statement on Human Rights, which is publicly available on the Corporate Governance page of the Company's website[2] and is attached hereto as Exhibit B,

---

1 As discussed further in Section C.2 below, it is unclear whether the Proposal calls for the formation of a Board committee. In any event, even where a proposal calls for a report by a board committee, the Staff has concurred in the proposal's excludability upon determining that the company's other publicly available reports compare favorably with the proposal's essential objective. *See Duke Energy Corp.* (Feb 21, 2012) (permitting exclusion on substantial implementation grounds of a proposal requesting that an independent board committee assess and prepare a report on "actions the company is taking or could take to build shareholder value and reduce greenhouse gas and other air emissions" because "Duke Energy's policies, practices and procedures, *as well as its public disclosures*, compare favorably with the guidelines of the proposal" (emphasis added)).

2 http://www.goldmansachs.com/investor-relations/corporate-governance/index.html

"[o]ur respect for human rights is fundamental to and informs our business; it guides us in how we treat and train our employees, and how we work with our clients and our vendors." The Statement on Human Rights references the United Nations Universal Declaration of Human Rights as providing examples of the human rights the Company is responsible "to help protect, preserve and promote . . . around the world." More specifically, the Statement on Human Rights addresses the Company's policies and practices in the following areas:

- Our People (*i.e.*, the rights and obligations of the Company's employees regarding human rights related issues including, but not limited to, equal employment opportunity, diversity, money laundering, bribery and corruption);

- Our Clients (*i.e.*, the Company's "identification of potential human rights issues in the due diligence that precedes our business transactions," analysis of "new and existing clients for a wide array of possible human rights-related issues, including labor practices, impacts on indigenous peoples, and proximity to conflict regions," and engagement with our clients to encourage them "to consider adopting more sustainable practices and to take human rights issues into consideration in conducting their business");

- Vendors (*i.e.*, the Company's expectations that suppliers and their supply chain "should meet appropriate standards related to labor practices, wages and workplace safety," will work with the Company "to encourage the utilization of responsibly and sustainably produced goods and services," and become aware of the Company's standards and policies regarding human rights); and

- Our Continuing Commitment (*i.e.*, an express statement by the Company that the process of drafting the Statement on Human Rights included engagement with external stakeholders, including shareholders and expert consultants, and that "[w]e recognize that our external stakeholders value information about our efforts in this area, and we are committed to ongoing engagement on these issues").

Although (as discussed further in Section C.2 below) the Proposal does not specify the scope of review and assessment it envisions regarding the Company's "corporate policy and practice on human rights," the Company believes that its policies, practices and procedures, as described in the Statement on Human Rights, compare favorably with the Proposal and fulfill the Proposal's essential objective. To the extent that the Proposal also seeks "recommendations to enhance" the Company's existing policies, the Company believes that, as was the case in *Boeing Co.* (Feb. 17, 2011), the Company's explicit "continuing commitment" to "ongoing engagement on these issues" sufficiently implements the Proposal's specific requirement to determine whether any amendments, revisions, or updates are necessary to the Company's existing policies and practices relating to human rights at this time.

The Proposal specifies that the Human Rights Committee that would formulate the "Human Rights Principles" should include "outside relevant human rights experts." The Company's Statement of Human Rights expressly states that the Company, in drafting the

Statement, engaged with outside expert consultants, and that continued engagement with outside experts is a component of the Company's ongoing commitment to human rights.

Based on the Proposal's supporting statement, it appears that the Proponent is aware of the Statement on Human Rights, but interprets the Statement to "only appl[y] to countries where 'national governments bear the primary responsibility for ensuring human rights.'" On that basis, the supporting statement goes on to assert that the Company "needs to establish a human rights committee for our business in countries where the governments are not democratically elected or the authorities are not accountable to or responsible for their people."

This underlying concern, however, is predicated on either a misunderstanding of the Statement on Human Rights or a misquoting of it. The relevant portion of the Statement on Human Rights quoted in the Proposal in fact provides that "[w]hile national governments bear the primary responsibility for ensuring rights, we believe that the private sector can and should play a role in championing these fundamental rights" (emphasis added). This statement is not a limitation on the geographic reach of the Company's policies and practices relating to human rights, but an acknowledgement that private actors such as the Company should attempt to supplement the human rights efforts of national governments. The Company's Statement on Human Rights states specifically that the Company has a "responsibility to help protect, preserve and promote human rights *around the world*," and that "our principles are the same *worldwide*" (emphasis added). Thus, contrary to the Proposal's assertions, the Company's Statement on Human Rights already applies globally, regardless of any particular government's successes or failures in providing fundamental human rights to its citizenry, as the Proposal contemplates.

Based on the foregoing, we respectfully request that the Staff concur that the Company may exclude the Proposal from the 2013 Proxy Materials as substantially implemented pursuant to Rule 14a-8(i)(10).

**C. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements.**

Rule 14a-8(i)(3) permits the exclusion of proposals and supporting statements that are "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." As the Staff explained in *Staff Legal Bulletin 14B* (Sept. 15, 2004) ("*SLB 14B*"), Rule 14a-8(i)(3) permits the exclusion of all or part of a shareholder proposal or the supporting statement if, among other things, the company demonstrates either that a factual statement is objectively and materially false or misleading or that the proposal is "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." The Company believes that the Proposal (1) contains objectively false and misleading statements about the geographic reach of the Company's existing policies and practices relating to human rights, which undermines the Proposal's fundamental premise, and (2) is impermissibly vague and indefinite because it does not define the key term "Human Rights Principles," contains overbroad language as to the extent of the measures it seeks, and is unclear on what the constituency of the Human Rights Committee it would require would be.

**1. The Proposal contains objectively and materially false and misleading statements about the geographic reach of the Company's existing policies and practices relating to human rights, which undermines the Proposal's fundamental premise.**

The Staff has allowed exclusion of an entire proposal that contains false and misleading statements where the false or misleading statement speaks to the proposal's fundamental premise. For example, in *State Street Corp.* (Mar. 1, 2005), the proposal purported to request shareholder action under a section of state law that had been recodified. Because the proposal by its terms invoked a statute that was not applicable, the Staff concurred that submission was based upon a false premise that made it materially misleading to shareholders and, therefore, was excludable under Rule 14a-8(i)(3). Likewise, in early 2007, a number of companies sought to exclude shareholder proposals requesting the adoption of a company policy allowing shareholders at each annual meeting to vote on an advisory resolution to approve the compensation committee report disclosed in the proxy statement. Because then-recent amendments to Regulation S-K no longer required the compensation committee report to be disclosed in the proxy statement, the Staff in each case permitted the companies to exclude the shareholder proposals. *See, e.g., Energy East Corp.* (Feb. 12, 2007); *Bear Stearns Cos. Inc.* (Jan. 30, 2007).

As discussed above, while the Proposal explicitly acknowledges the Company's Statement on Human Rights, the Proposal's fundamental premise appears to be a misapprehension that the Statement on Human Rights does not apply in "countries where the governments are not democratically elected or the authorities are not accountable to or responsible for their people." That premise, however, is objectively and materially false; in fact, the Company's policies and practices relating to human rights discussed in its Statement on Human Rights apply to *all* of the Company's employees, clients, and vendors "*around the world*." Inclusion of the Proposal in the 2013 Proxy Materials thus risks misleading shareholders about the geographic scope of the Company's existing policies and practices relating to human rights. We believe this is a material misstatement, because the question of geographical scope seems to be the primary purported difference between what the Proposal requests and what the Company already does. Shareholders voting for the Proposal could be doing so merely to close this alleged gap in geographical coverage, which does not actually exist. If the Proposal were to pass, the Company would not know if shareholders wanted the Company to do more than it currently does, or if shareholders merely want to ensure that the Company's Statement on Human Rights has a worldwide scope, in which case no further action is necessary.

For this reason, the Company believes that it may exclude the Proposal from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(3).

**2. The Proposal is impermissibly vague and indefinite because it does not define the key term "Human Rights Principles" and contains open-ended language as to the extent of the measures it authorizes.**

The Staff has concurred that a proposal is excludable under Rule 14a-8(i)(3) where a key term of the proposal is left undefined or a material provision of the proposal is drafted such that it is subject to multiple interpretations. For example, in *Bank of America Corp.* (Feb. 22, 2010), the Staff concurred with the exclusion of a proposal that called for the creation of a board committee on "US Economic Security" because the proposal did not define the term "US Economic Security" and offered only an illustrative list of circular "factors for the Committee to review," such as "impact of company policies on the long term health of the economy of the US." *See also Boeing Co.* (Recon. Mar. 2, 2011) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite that would have requested that the issuer encourage senior executives to relinquish "preexisting executive pay rights" because the proposal did not define or otherwise provide guidance regarding how the term "preexisting executive pay rights" would apply to the company's various compensation programs). Likewise, in *Bank Mutual Corp.* (Jan. 11, 2005), the Staff concurred with the exclusion of a shareholder proposal that "a mandatory retirement age be established for all directors upon attaining the age of 72 years" because it was unclear whether the mandatory retirement age was to be 72 years or whether the mandatory retirement age would be determined when a director attains the age of 72 years. The rationale for treating an ambiguously drafted proposal as materially misleading is that, as the Staff observed in *Fuqua Industries, Inc.* (Mar. 12, 1991), ambiguity creates that risk that "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal."

The Company believes that the Proposal is impermissibly vague and indefinite in the following respects:

***Meaning of "Human Rights Principles."*** Among other things, the Proposal would authorize the Board to "adopt Goldman Sachs Human Rights Principles."[3] Nowhere, however, does the Proposal define the capitalized term "Human Rights Principles." By employing a fundamental term without any definition whatsoever, the Proposal simply leaves shareholders, the Board, and the Company to guess what "Human Rights Principles" means: perhaps the term means whatever policies and guidelines the proposed committee determines, in its sole discretion, are appropriate for the Company; perhaps it means the United Nations Universal Declaration of Human Rights or some other well know standard articulation of human rights principles; or perhaps it means the Company's existing Statement on Human Rights referenced elsewhere in the Proposal. But whatever the Proponent's intended meaning of this key term, the Proposal ultimately does not provide any guidance whatsoever as to the scope of the committee review and assessment that the Board is authorized to adopt. The examples of human rights

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[3] As a separate matter, we note that the second sentence of the Proposal is phrased as an "authorization" of the Board (unlike the first sentence, which is phrased as a mandatory directive to the Company). The Board-related aspects of the Proposal do not *direct* or even *request* the Board to do anything, but merely *authorize* it to. This phrasing contributes to the vagueness concerns with the Proposal – it is unclear whether shareholders would be voting to urge or require the Board to take the requested actions, or whether this really is just a matter of ensuring that the Board has authority to take these actions if it deems appropriate, which it does.

issues provided in the supporting statement consist of: (a) references to governmental actions in connection with Tiananman Square and the Arab Spring; (b) recent "scandals" at News Corp.; and (c) the alleged deprivation of the Proponent's Chinese citizenship. These do not provide guidance as to what the Company is being asked to do. As such, shareholders, in voting on the Proposal, and the Company, in implementing it, necessarily would have to make numerous and significant assumptions as to what exactly the Proposal actually contemplated.

***Committee membership***. The Proposal states that the Board is authorized to "designate the members of the [Human Rights] Committee" and to "adopt a charter to specify the powers of the committee." The focus on the Board suggests that the Proposal is seeking a committee of the Board. However, the Proposal also indicates that the members of the committee should include "outside relevant human rights experts." If outside experts are on the committee, then of course it cannot be a committee of the Board. This is a fundamental ambiguity in the Proposal; a Board committee is very different from an advisory committee established by the Board. This ambiguity could result in the Board implementing the Proposal in a manner shareholders voting on the Proposal did not anticipate.

For all of the foregoing reasons, the Company respectfully requests that the Staff concur that the Proposal may be excluded from the 2013 Proxy Materials as materially false and misleading pursuant to Rule 14a-8(i)(3).

*   *   *

Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to me (212-357-1584; Beverly.OToole@gs.com). Thank you for your attention to this matter.

Very truly yours,



Beverly L. O'Toole

Attachment

cc: Jing Zhao (via email)

**Exhibit A**

October 29, 2012

John F.W. Rogers,
Secretary to the Board of Directors
The Goldman Sachs Group Inc.
200 West Street, New York
NY 10282

Re: Shareholder Proposal on Human Rights Policy

Dear Secretary to the Board of Directors:

Enclosed please find a shareholder's proposal for inclusion in proxy materials of the 2013 annual meeting of shareholders and a letter of my Goldman Sachs Group (GS) shares ownership. I will continuously hold these shares until the 2013 annual meeting of shareholders.

Should you have any questions, please contact me at ***FISMA & OMB Memorandum M-07-16*** (phone/fax), or

***FISMA & OMB Memorandum M-07-16***

Yours truly,



Jing Zhao

Enclosure: Shareholder's proposal

Letter of Jing Zhao's GS shares ownership

**Resolution for the 2013 Shareholders Meeting on Human Rights Committee**

Be it resolved, that the following proposal be adopted by Goldman Sachs Group shareholders:

Goldman Sachs Group will establish a Human Rights Committee to review, assess, disclose, and make recommendations to enhance the company's corporate policy and practice on human rights. The board of directors is authorized to: (1) adopt Goldman Sachs Human Rights Principles, (2) designate the members of the committee, including outside relevant human rights experts, (3) provide the committee with sufficient funds for operating expenses, (4) adopt a charter to specify the powers of the committee, (5) empower the committee to solicit public input and to issue periodic reports to shareholders and the public, on the committee's activities, findings and recommendations, and (6) adopt any other measures consistent with applicable principles and laws.

**Supporting Statement**

From the Chinese Tiananmen tragedy in 1989 to the "Arab Spring" movement today, human rights issues have become the most important international concerns for every corporation doing business globally. Human rights violations also occurred by big corporations in advanced democratic society. For example, News Corp. opposed my human rights proposal at the 2010 shareholders meeting before its scandals were exposed to the public. The human rights concern of international companies doing business in repressive countries is from the core issue of legitimacy. Goldman Sachs Statement on Human Rights only applies to countries where "national governments bear the primary responsibility for ensuring human rights". However, since human rights concerns mainly happen in countries where governments do not "bear the primary responsibility for ensuring human rights," our company needs to establish a human rights committee for our business in countries where the governments are not democratically elected or the authorities are not accountable to or responsible for their people.

In regard to China, our CEO and Audit Committee Chair listed their positions at Tsinghua University (where I was a Nuclear Physics student against the US and the Soviet Union in 1980-85) as a qualification for re-election. The book "On the Brink: inside the race to stop the collapse of the global financial system" by our former CEO Henry Paulson said, "from having virtually no presence there at all in 1992, we went to having perhaps 1,500 people in the country when I left Goldman in 2006. In that time I made about 70 trips to China." "I had been invited to an upcoming lunch on April 20 at the White House in honor of Chinese president Hu Jintao." "I flew to Washington for the Hu Jintao lunch, and I met beforehand with Zhou Xiaochuan, the Chinese central bank governor." "In my concluding meeting with President Hu Jintao... Hu and I then adjourned to a private meeting." These strongly demonstrate our business in China, where people's basic human rights are severely violated (for example, I was deprived of my citizenship without any written document, because I organized human rights activities in Japan during the 1989 Tiananmen Massacre).

**Scottrade**

Members: National Association of Securities Dealers & Securities Investor Protection Corporation

6050 Johnson Drive Ste B
Pleasanton CA 94588-3316
925-467-1980 • 1-877-601-1980

October 29, 2012

Jing Zhao

***FISMA & OMB Memorandum M-07-16***

Re: Scottrade Account***FISMA & OMB Memorandum M-07-16***

Dear Mr. Zhao,

Per your request, this letter is to verify that 29 shares of Goldman Sachs (GS) were purchased on July 13, 2011, and have been held continuously in your account to the present date.
Please contact our branch at 925-467-1980 if you need further assistance.

Sincerely,



Rod Williams
Branch Manager

**Exhibit B**

## Goldman Sachs
## Statement on Human Rights

As a global financial institution, Goldman Sachs recognizes and takes seriously its responsibility to help protect, preserve and promote human rights around the world. Examples of such rights are articulated in the United Nations Universal Declaration of Human Rights. While national governments bear the primary responsibility for ensuring human rights, we believe that the private sector can and should play a role in championing these fundamental rights.

Our respect for human rights is fundamental to and informs our business; it guides us in how we treat and train our employees, and how we work with our clients and our vendors. Our Business Principles and our Code of Conduct and Business Ethics also play an important role in determining our responsibilities as corporate citizens. They help to inform our business selection process and to guide our business decisions and judgments.

**Our People**
Goldman Sachs is dedicated to creating a workplace that respects each employee's human rights, and ensures that the interactions of our people with clients, vendors and other business partners comply with the spirit, as well as the letter, of regulations and laws in the jurisdictions in which we operate.

The Firm is committed to providing equal employment opportunity to all qualified persons. Although particular legal provisions and formulations may differ in the various locations in which we do business, our principles are the same worldwide. Goldman Sachs considers conduct that does not conform to these standards to be a serious violation of its policies and will take appropriate disciplinary action, which may include termination, against those who engage in such conduct. Managers are evaluated in part on the basis of their success in carrying out our equal employment opportunity policies.

Concern for personal dignity and individual worth of every person is an indispensable element in the standard of conduct that we have set for ourselves. Our comprehensive Compendium of Firmwide Compliance Policies contains guidelines regarding equal employment opportunity, privacy, fair dealing, anti-money laundering and anti-bribery expectations. At Goldman Sachs, our people are reminded and encouraged to identify potential violations in these areas, and to report behavior that does not comply with internal policies and external regulations and laws.

Our people receive training on a variety of human rights related issues, including but not limited to, equal employment opportunity, diversity, money laundering, bribery and corruption.

**Our Clients**
We place a high priority on the identification of potential human rights issues in the due diligence that precedes our business transactions. The Firm analyzes new and existing clients for a wide array of possible human rights-related issues, including labor practices, impacts on indigenous peoples, and proximity to conflict regions. This process informs our business decisions.

We also engage with our clients in certain cases, encouraging them to consider adopting more sustainable practices and to take human rights issues into consideration in conducting their business.

In the context of our Environmental Policy Framework, we evaluate business decisions with respect to environmental and social issues under the Framework's Business Selection and Risk Management guidelines and will not accept business opportunities that directly conflict with these guidelines.

**Vendors**
While the vendors with whom we interact bear the responsibility to define their own policies with regard to human rights, we strive to make them aware of our standards. We aspire for business to business purchasing activities to be transacted with due regard to the challenges of all parties including owners and employees of suppliers. At a minimum, the Firm expects suppliers and their supply chain to comply fully with all applicable laws and regulations in the conduct of their business. In addition, Goldman Sachs believes its suppliers should meet appropriate standards related to labor practices, wages and workplace safety. Where practical, we also work with our vendors to encourage the utilization of responsibly and sustainably produced goods and services.

**Our Continuing Commitment**
Through the process of drafting this Statement, we engaged external stakeholders, including shareholders and expert consultants. We recognize that our external stakeholders value information about our efforts in this area, and we are committed to ongoing engagement on these issues.